Silver Standard Resources Inc.

X Interim Financial Statements

X Annual Report

Rather than receiving financial statements by mail, you may choose to access them at www.silver-standard.com. Under securities regulations, holders may elect annually to receive financial statements by mail by completing and returning this card, or by registering online at www.computershare.com/ca/mailinglist. Computershare will use the information collected solely for the mailing of such financial statements. You may view our Privacy Code online or by requesting that we mail you a copy.

Please place my name on your financial statements mailing list.

Name

Apt. | Street Number | Street Name

City | Prov. / State | Postal Code / Zip Code

SSRQ 2ENRG